Invest in Opyrus

Opyrus helps you tap your power to write to transform your life



🐦 f ⓘ **OPYRUS.COM** BOSTON MA   Software   Technology   Health and Fitness   Media   Saas

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Why you may want to invest in us...

1. 🏅 Substantial backing. Raised over $2M from angels, partners and writers that believe in our mission

2. 👥 Commercial product. Over 12,000 customers, 250,000 registrations, 1,000 registrations per month, 307,000 prospects

3. 🟢 Social mission. Opyrus is on a quest to positively impact our culture - childhood to legacy through writing

4. 🐉 Massive market. A $3.6B market that has horizontal appeal on a global scale with substantial market upside

5. ☑️ First-mover advantage. Self-betterment platform that enables people to use writing to transform lives

6. 💪 Experienced team. Skilled team/advisors with deep expertise in the written word, AI/Technology, Marketing and finance

7. ✏️ Reinventing writing. By democratizing the power of writing with a new AI-based writing for life platform

8. 🚀 Innovative roadmap. 2021 Opyrus will launch a Mobile App, a "Calm.com" for people to enhance their life with writing

INVESTOR

Q&A

Why investors ❤️ us

WE'VE RAISED $3,808,681 SINCE OUR FOUNDING

 *"As a managing partner in fund that invests in IPO's; (including the IPO's of MSFT, ADOBE, ORCL, APPLE and many more) I know what it means to recognize great companies and great leaders early on in the process. I look for a common set of traits that the most successful companies often possess: an among them and most important is an inspiring leader who is creating an incredible product that services a massive market. Opyrus checks all those boxes. I've known Art for 22 years and he is truly committed to not only building a valuable company, but also to improving the lives of authors and writers everywhere."*

Jeffrey Steinberg Founder iDayo Investor Inc. / Director FastPencil/Opryus

LEAD INVESTOR   INVESTING $15,000 THIS ROUND & $56,000 PREVIOUSLY

Our team



Arthur Gutch
Founder & CEO
Created Air Communicator, first voice/data/fax cellular phone, helped hundreds of people with writing to change their life, 500 blogs on writing, The 1-Hour Audio Book, Author "For People who Love Books", raised over $75 million in private financings




Jeffrey Steinberg
Director, Lead Investor
Founder, iDayo/The iDayo Indicator, "Institutional Data Analysis Yields Opportunity", algorithm that accurately predicted equities, as seen in Forbes Mag. 2.5yrs. Jeff was the youngest Director of a NASDAQ listed Company in 1996 that he founded.




Sara Crispe
Head of Content
Sara Crispe serves as the Chief Content Officer for Opyrus and is the Executive Director of The LifeWrite Project. A professional writer for over 25 years



Gary Kreissman
VP Marketing
Gary is a marketing technology and customer acquisition entrepreneur as well as a marketing strategist. Gary has a track record of rapid revenue generation for clients in financial services, premium products, CPG and digital media.



Christian Shelton
Director, Digital Marketing
Christian Shelton has managed more than 60 investor marketing campaigns throughout his career, and his clients have collectively raised more than $130 million.



Daniel Spyralatos
Lead Growth Hacker
Daniel helped 8 blockchain companies raise a collective $100 million during crowdfunding efforts for their ICO's.



Jessica Koob
Manager, Author Advocate
Helped thousands of writers achieve their goal of becoming an author.



Gabriel Chavarria
Manager, Service Operations
The longest living



Mark Schneider
Head of Legacy Projects



Brian Belley
Strategic Advisor




Alex Litvinov
CTO

In the news



Media + Press
Opyrus Media Recent News and Media from us and the industry at large. Events and happenings that shape your world as an author and writer. New releases, articles and other
November 23, 2020 @ opyrus.com

Opyrus helps people tap their power to write to change in their life



Click here to listen

Mission

We intend to be the leading self-betterment application for people to tap their power to write. We are on a quest to help millions of people around-the-world change their lives through a unique offering of content and services that enable people to benefit from a systemized approach to writing for life, from childhood to legacy. In five years, we expect to have revenue of over $100 million and hope to have a valuation of over $1 billion. The projections cannot be guaranteed.

Problem: *There is no online solution that delivers personalized writing solutions to harnesses the power of writing for self-betterment, socialization and connection.*

Just as Calm.com helped people meditate and sleep, our mission is to help people write and supercharge their life. Writing strengthens mental fitness, improves relationships, enhances careers and energizes business. We are democratizing and socializing writing, helping people understand why and how they can access this power and embrace writing for life. We will do this through an innovative technology platform, unique content, a vibrant community and easy to use authoring tools.

People do not understand how they can harness the power of writing to improve their personal/business life, mental fitness and overall wellbeing. . We believe there is a massive opportunity to explain the difference between wanting to write and needing to write. This involves tying the process of writing to the underlying psychological benefits. Like exercise, people need to better understand the positive tangible benefits from writing and see the social proof that it can transform their life.

(Writing through time with upward then downward use of writing for power)
(Image)

Solution: *Opyrus is on mission to give the power of writing back through an online Self-betterment Solution that will enable millions of people to transform their life*

Opyrus is on a mission to help people develop their power to write to benefit their personal and business life, and to enhance their mental fitness and overall wellbeing. Thousands of wellness-altering writing methods exist that can deliver life transforming outcomes. We are on a mission to help people decode the why, what or how to create a successful system for life-long writing success. Opyrus intends to fill that gap in a bold undertaking of **Mapping the Human Writing Lifecycle** and developing a *Lifetime Writing Algorithm* (LWA) that delivers personalized writing solutions - from childhood to legacy.



Delivers rich information, courses, podcasts and expert knowledge
WritingLight™
Diverse community of writers, authors and real-time guides
Caravan Network™
Easy to use authoring tool to create, sell and protect your content
FastPencil™ Authoring Tool
Opyrus Mobile App

OpyrusOne includes three core offerings: The *WritingLight* which provides rich information, courses, podcasts and other sources of knowledge, The *Caravan Network is* a private community of writers, guides and service providers, and FastPencil is an easy-to-use tool to create, share, sell and preserve your personal content.

OpyrusOne pricing is a simple, Join for Free or choose an annual or monthly membership fee which includes the above services plus everything you need to create your work,

protect your content and to privately or globally share and sell your personal content.

Market Opportunity: *A Union of Two Hypergrowth Markets*

The Internet has enabled over 5 billion new writers. There are over 150 million content creators on Social media, 600 million blogs worldwide, 3 million users on LinkedIn sharing posts weekly and many other venues where writers are creating an abundance of content for personal and business use.

Simultaneously, people are now seeking new ways to independently enhance their mental fitness and overall wellbeing without having to see a medical professional. The health & wellness market has gained over $2.2 billion in investments in 2019 and spawned hundreds of service and software offerings to help people manage and enhance their wellbeing. According to Gallup, 96% of people see a direct connection between wellbeing, performance and life success.

Opyrus growth should reflect the trajectory of these hypergrowth markets. In our first segment of power which includes books there are approximately 2 million new book titles introduced every year, yet we know over 200 million have thought about it and have not taken the plunge.

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Market Traction: *10,000 customers, 12,000 written works and over 250,000 registered freemium users*

We have worked with thousands of writers that have become authors in what we call our first **segment of power** or the "Book". Our writers have changed their life, not for the reason you might think, but for being one of the 10% of people that start writing and actually finish. It is also really difficult to become a successful author from a sales perspective. We believe they are all successful because completing your book and putting your name on it is a life changing experience for most authors.

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Business Model: *Recurring revenue with a set of add-on services*

Our model is based on a strong subscription review stream and a set o inherhent add-on services which the cutjerncan choowse from. These

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Competition: *First to market with a highly disruptive writing solution*

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Financial Offering: *Regulation CF and beyond*

Team: Strong team with


opyrus
The LifeWrite Project
Why Opyrus?
Author Platform
Resources
Pricing
MEMBERS
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Writing for Life
Opyrus enables you to tap into your power to write, become an author and change your life
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Opyrus is a guiding light for writers
An inspiring and supportive workspace for authors and those on their journey to become an author. Opyrus enables you to GROW, COLLABORATE , CREATE as well as market, distribute and print your unique experience and stories.

Product Roadmap

We will use our WeFunder financing to further develop our platform to service our new focus on our writing for life mantra and develop a

(Roadmap Image)

The LifeWrite Project: *Giving back by providing an outlet for creative expression*

Our first initiative is to raise funds via submissions to The Corona Silver Linings Anthology, a written thought capsule of the COVID-19 pandemic.

We want to give people around the world the opportunity to have their voices heard by providing an outlet to contribute life affirming stories and reflections during this historic period in time.



opyrus
The LifeWrite Project
Why Opyrus?
Author Platform
Resources
Pricing
LOGIN
JOIN FREE
Our first initiative is to raise funds via submissions to The Corona Silver Linings Anthology, a written thought capsule of the COVID-19 pandemic.
The LifeWrite Project
The Corona Silver Linings Anthology
DONATE & SUBMIT NOW!
The Corona Silver Linings: Get Your Submission Rewards!
DONATE & SUBMIT NOW!

Whether you're a seasoned author, an aspiring wordsmith, or an avid reader who has only ever dreamed of penning down your thoughts, we encourage you to donate and submit your piece.

We want to hear about the silver lining, John Milton was speaking of clouds in his 1634 poem "Comus", in the Corona Linings we want to read and see "the bright side" of what people were thinking and doing during this life-changing happening.

The Corona Linings Anthology is our way of giving people an outlet to contribute life affirming stories and reflections during one our most challenging periods in our country's history. Our way to give back as people reflect and write more in this difficult time

(Image of Book)



The CORONA SILVER LININGS ANTHOLOGY



The LifeWrite Project
LifeWrite Project

Our Manifesto



transforming the production and consumption of the written word
we are your magic mirror: writing will help you see yourself reflected like never before
fearless writing
not since Gutenberg
everyone is a talent agent
human technology
for the creative collaboration, publication, and socialization of the written word
redefining our relationship to the written word
many treasures of humanity would not have seen the light of day using traditional publishing. In an elitist publishing market.
we are anti-elitist
my thoughts to your thoughts
we believe in unlocking potential through the written word
life is a story
you write as you go
enhanced
mind meld
each of us is a book, or at least a chapter in a book
impart to the world the gift of your unique insights and experiences
democratizing publishing
freeing you from the matrix of your mind
not writing your story is a crime against humanity
writing IS living
there is no length we won't go to help you express yourself
socialization of the written word
the deep practice of writing
Do not steal!
if you don't write down your own unique insights and experiences, the gifts that you and only you can impart to the world, then you will have robbed humanity of something dear and important.
growing writing talent
beyond yourself
meaning of life outlasting the length of life
empathy
cure to loneliness
let me lend you my eyes, ears, mind, and heart through writing
socialization of the written word
coaching the writing process, having support groups, inspiring your voice, receiving your insights with hospitality
geo-tagged
writing experience
every story has a story
together we write
writing processes

Investor Q&A

What does your company do? ⌄

+ EXPAND ALL

Just as Calm.com helped people to meditate and sleep we help people to write to improve their life. Writing can strengthen mental fitness, improve relationships, enhance careers and energize your business. We are democratizing writing, helping people to understand why and how they can access this power and embrace writing for life. We will do this through unique content, a vibrant community and easy to use authoring tools.

Where will your company be in 5 years? ⌄

We hope be the leading self-betterment application for people that want to transform their life through writing. In five years we aim to have revenues of over $100M and hope to be valued at over $1B. We want be helping millions of people around the world change their lives through a unique offering of content and services that get them writing for life. From their childhood to legacy years. The projections cannot be guaranteed.

Why did you choose this idea? ⌄

After years of working with people to write their books we realized it was the journey to completing their work that had the most impact on their life. Writing on a regular basis, based on your personal needs and objectives is the next big wellness activity that will enhance not only your mental fitness but your physical wellbeing!

Why do you think you will win? ⌄

We have first-mover advantage in a large untapped $3.6B market that includes two hyper growth markets, online writing and health and wellbeing. Our team is customer obsessed and has over 50 years of experience working with writers. We have a passion to make an impact with people who want to make a difference for themselves through their writing. We are experienced working with advanced technology to deliver innovative solutions that deliver value for our customers and investors. Our team is experienced in raising capital that will get is to the next level of performance for our customers and shareholders.

that will get us to the next level of performance for our customers and shareholders.

What challenge do you most think about?

Securing the required financing to achieve our objectives. Effectively managing our growth and competing as we position as a leader in the industry. Finding great people to meet the challenge is a forte of ours but takes time.

How do your advisors support you?

They provide invaluable advice on questions that help us achieve our goals. Industry experts in the areas of content, marketing, technology and business growth help guide us as we seek to get to the next level of performance for our stakeholders. One of our advisors will play a key role in advancing our AI initiatives as he is a known silicon valley innovator. One of our advisors is a major technology and wellness influencer who will assist in our objective to be a leading wellness technology company. Another of our advisors is a respected recruiter who will help us as we grow our talent.

How do you make money?

We generate revenue through subscriptions for the content, community, ecommerce and writing creation services we deliver through opyrus.com. We believe that in addition to our annual and monthly revenue streams we will have a broad set of add-on products services that will enable us to achieve a sustainable business.

What is The LifeWrite Project

LifeWrite Inc. is the non-profit initiative of Opyrus.com and publishes anthologies on meaningful issues, encouraging people to tap into their power to write and share their unique stories with the world. Our projects collaborate with charities and with initiatives related to the topic, so that each anthology becomes an opportunity to raise awareness and the needed funds to help others.